Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiary	State of Incorporation or Formation

American Campus Communities Operating Partnership, LP	Maryland
ACC OP Management, LLC	Delaware
GMH Communities, LP	Delaware
1772 Sweet Home Road, LLC	Delaware
ACC OP (ASU SCRC) LLC	Delaware
ACC OP (ASU BHC) LLC	Delaware